FORM 3

UNITED STATES SECURITIES AND EXCHANGE

COMMISSION

Washington, D.C. 20549

INITIAL STATEMENT OF

BENEFICIAL

OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities

Exchange Act of 1934, Section 17(a) of the

Public Utility Holding Company Act of 1935 or

Section 30(f) of the Investment Company Act of

1940

(Print or Type Responses)

1. Name and Address of Reporting Person*

Mentzer	John
(Last)	(First)	(Middle)

University of Tennessee Dept. of Marketing 310 Stokely Management Center
(Street)

Knoxville	TN	37996-0530
(City)	(State)	(Zip)

2. Date of Event Requiring Statement (Month/Day/Year)	December 28, 2001

3. IRS Identification Number of Reporting Person if an entity
(Voluntary)

4. Issuer Name and Ticker or Trading Symbol	Stage Stores, Inc./STGS

5. Relationship of Reporting Person(s) to Issuer (Check all applicable)
_X_ Director __ Officer ____10% Owner ___ Other
(specify below) (specify below)
________________________ _________________

6. If Amendment, Date of Original (Month/Day/Year)	N/A

7. Individual or Joint/Group Filing (Check Applicable Line)
_X__ Form Filed by One Reporting Person
____ Form filed by More than One Reporting Person

Table I--Non-Derivative Securities Beneficially Owned
1. Title of Security (Instr. 4)	2. Amount of Securities Beneficially Owned (Instr. 4)	3. Ownership Form: Direct (D) or Indirect (I) (Instr. 5)	4. Nature of Indirect Beneficial Ownership (Instr. 5)
Common Stock	None
($0.01 par value)

Table II - Derivative Securities Beneficially Owned

(e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 4)	2. Date Exercisable and Expiration Date (Month/Day/Year)	3. Title and Amount of Securities Underlying Derivative Security (Instr. 4)	4. Conversion or Exercise Price of Derivative Security	5. Ownership Form of Derivative Securities: Direct (D) or Indirect (I) (Instr. 5)	6. Nature of Indirect Beneficial Ownership (Instr. 5)
Stock Options	(See Below)	20,000 shares of Common Stock ($0.01 par value)	(See Below)	D
(See Below)

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

Explanation of Reponses:

The options were issued in three equal groupings with per share exercise prices of $13.75, $15.00 and $16.25, respectively. The right to exercise these options will vest over four years from August 24, 2001, with 25% of each grouping vesting at the end of the first four years following the date of grant, and will expire on the earlier of (i) sixty days after the date Mr. Mentzer is no longer a Director of Stage Stores, Inc. and (ii) ten years from the date of grant.

/s/ John Mentzer	December 28, 2001
**Signature of Reporting Person	Date

* If the form is filed by more than one reporting person, see Instruction 5(b)(v).

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, See Instruction 6 for procedure.